Michael Kaplan +1 212 450 4111 Michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

April 28, 2022

Re:	Bausch + Lomb Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed March 31, 2022

File No. 333-262148

Mr. David Gessert

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Dear Messrs. Gessert and Buchmiller:

On behalf of our client, Bausch + Lomb Corporation, a company incorporated under the Canada Business Corporations Act (the “Company” or “Bausch + Lomb”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-262148) (the “Registration Statement”) contained in the Staff’s letter dated April 27, 2022. In response to these comments, the Company has revised the Registration Statement and has publicly filed a revised draft of the Registration Statement. The Registration Statement also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response and a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	2	April 28, 2022

Amendment No. 1 to Registration Statement on Form S-1 filed March 31, 2022

As a result of the current conflict between Russia and Ukraine..., page 43

1.

Please describe the extent and nature of the board’s role in overseeing risks related to the conflict between Russia and Ukraine, to the extent material to your business. These risks could include risks related to cybersecurity, sanctions, the employee base in affected regions, your reputation in connection with operations or halted operations in affected regions, and supply chain/suppliers in affected regions.

Response:

As explained in the Registration Statement, following completion of this offering, the Company’s Board of Directors will exercise risk management oversight, with a view of supporting the achievement of organizational objectives, including strategic objectives, improving long-term organizational performance and enhancing shareholder value. In addition, the Audit and Risk Committee will assist the Board of Directors in monitoring and overseeing risk management, including with respect to cybersecurity risks. Currently, as a subsidiary of Bausch Health Companies Inc. (“BHC”), the BHC Board of Directors operates the risk management oversight function with respect to these matters.

With regard to the conflict between Russia and Ukraine in particular, given that the Company is still a wholly-owned subsidiary of BHC, risk oversight has generally been carried out by the Board of Directors of BHC. For example, the BHC Audit and Risk Committee has received periodic reports from management regarding the impact of the conflict on the Company and considered whether such events have had, or are reasonably likely to have, a material impact on the Company. This assessment included consideration of the financial impact of the conflict from both a revenue recognition and asset impairment perspective. For example, as part of its report to the BHC Audit and Risk Committee, management reported that Bausch + Lomb’s revenue from sales in Russia and Ukraine represented approximately 3% and less than 1% of total revenue, respectively, in 2021. As part of this report, the BHC Audit and Risk Committee also received detailed information relating to trends in the Company’s accounts receivables in the region, insurance coverage and mitigation efforts, including changes in payment terms to mitigate the risk of non-payment.

The BHC Board of Directors and/or the BHC Audit and Risk Committee also considered a number of other risks, including cybersecurity (which is addressed in more detail below), sanctions, the Company’s employee base (including their safety) and supply chain issues, among others. For example, with respect to sanctions, the BHC Board of Directors received reports from management as to the applicability of sanctions to the Company’s business and received management’s conclusion that existing sanctions do not preclude the Company from conducting its business in the region and that therefore no material risks relating to such sanctions currently exists.

2.

Please expand your disclosure to address the potential for the imposition of exchange controls that may limit the company’s ability to repatriate profits from its operations in Russia. Please clarify the potential impact of these risks. For example, if you are unable to repatriate profits, if any, from your operations in Russia, please make clear that such profits would not be available to fund the growth of your operations, to repay indebtedness, or to repay dividends or repurchase shares.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	3	April 28, 2022

Response:

The Company acknowledges that the imposition of exchange controls would limit its ability to repatriate profits from its operations in Russia, but has concluded that the imposition of exchange controls nevertheless does not represent a material risk. As noted in the Registration Statement, for the year ended December 31, 2021, revenues from Russia represented only approximately 3% of total revenues and gross profits from Russia represented a similar portion of the Company’s total gross profits for such period. Moreover, the Company has not historically relied on dividends from its Russian subsidiary or otherwise relied on profits being transferred out of this region and has no current plans to declare any dividends from its Russian subsidiary. As such, any profits from this region do not represent a meaningful source of funds for the repayment of debt, the growth of operations generally or other activities.

The Company’s business in Russia is primarily based on the purchase and importation of products from Bausch + Lomb affiliates located outside of Russia and the sale of such products in Russia. As such, while exchange controls that limit the repatriation of profits out of Russia via dividends, for example, would not represent a material risk to the Company generally, if those exchange controls limited the purchase of or payment for goods from outside of Russia, then this may impact the Company’s operations in Russia. We have adjusted the disclosure accordingly on page 45 of the Registration Statement.

3.

Please expand your risk factor to disclose the risk of potential cyberattacks by state actors as a result of Russia’s ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 45 of the Registration Statement.

4.	We note your risk factor that you may be subject to cyberattacks. Update your risks characterized as potential or hypothetical if you have experienced a cyberattack.

Response:	At this time, to the best of the Company’s knowledge, it does not believe it has experienced any cyberattacks related to the Russia and Ukraine conflict.

Russian-Ukraine War, page 120

5.

To the extent material, please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	4	April 28, 2022

Response:

At this time, the Company is not aware of any known trends or uncertainties that have had or are reasonably likely to have a material impact on its liquidity, financial position, or results of operations arising from the conflict between Russia and Ukraine. As noted above, for the year ended December 31, 2021, the Company derived only approximately 3% of its revenue from Russia and less than 1% of its revenues from Ukraine and these two countries represented a similar portion of its total gross profits for such period. The Company continues to make sales into Russia and Ukraine and customers have generally continued to make payments on outstanding receivables in a timely manner, and the Company similarly has not experienced significant supply shortages to date. Although the logistics of delivering products in the region have been challenging, inventory has generally been sufficient so far. However, the Company continues to monitor the situation and acknowledges its disclosure obligations with respect to material trends or uncertainties if any were to develop.

6.

We note that you have and may in the future experience disruption and delays in the supply of your products to your customers in Russia, Belarus and Ukraine. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

As noted above, although there have been challenges associated with delivering products in the region, the Company is not aware of any known trends or uncertainties relating to its mitigation efforts that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, given the amount of the Company’s revenue that is attributable to its business in the region. Moreover, mitigation efforts to date have generally consisted of the introduction of new supply routes, the qualification of additional freight forwarders that have the ability and capacity to deliver to the region and the balancing of supply from both internal and external sources with demand variability, and as such have not resulted in the introduction of new material risks.

Mr. David Gessert Mr. Tim Buchmiller Division of Corporation Finance Office of Life Sciences U.S. Securities and Exchange Commission	5	April 28, 2022

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com, Marcel Fausten at (212) 450-4389, (212) 701-5389 (fax) or marcel.fausten@davispolk.com or Stephen Byeff at (212) 450-4715, (212) 701-5715 (fax) or stephen.byeff@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan Michael Kaplan

cc:	Via E-mail

Joseph C. Papa, Chief Executive Officer of the Company

Sam Eldessouky, Chief Financial Officer of the Company

Christina Ackermann, Executive Vice President & General Counsel and President, Ophthalmic Pharmaceuticals of the Company

Mark Bode, PricewaterhouseCoopers LLP

Marcel Fausten, Davis Polk & Wardwell LLP

Stephen Byeff, Davis Polk & Wardwell LLP